New Day Financial Management, Inc.
55 S. Valley Verde Dr. #235-106
Henderson, NV 89012

September 30, 2011

To:	Duc Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Amendment Number 2 to Registration Statement on Form S-1
Filed February 9, 2011
File No.: 333-166801

Dear Mr. Dang:

The following are the company’s responses and revisions to its filing pursuant to your letter dated February 28, 2011:

General

1.	Please update your financial statements and financial information within your filing in accordance with Rule 8-08 of Regulation S-X.

The Registrant’s independent registered public accounting firm has recently completed the audit of the Registrant’s December 31, 2010 and 2009 financial statements and the review of the Registrant’s unaudited financial statements for the three and six month periods ended June 30, 2011 and 2010, which have been incorporated into the revised registration statement.  Concurrently, the Registrant has removed the outdated audited financial statements for the periods ended December 31, 2009 and 2008, as well as the unaudited condensed financial statements for the nine month periods ended September 30, 2010 and 2009.  Resultantly, the Registrant has updated the registration statement to incorporate references to the December 31, 2010 and 2009 and June 30, 2011 and 2010 financial information.

Prospectus Cover Pages

2.	Please revise to clarify that selling security holders are listed on page 11 and not page 10, as currently disclosed.

The registration statement has been amended to refer to page 11.

Table of Contents, page 3

3.
We note your response to comment 2 of our letter dated January 19, 2011 but are unable to locate the reference to the specific, separately identified listing and corresponding page number to the risk factors section.  Please refer to Item 503 of Regulation S-K and revise accordingly.

The registration statement has been amended to include a specific listing and corresponding page number to the risk factors section.

Prospectus Summary, page 4

4.
We note you provide your address as 55 S. Valley Verde Dr. on page 4 and as 55 S. Valle Verde Dr. on the front cover page of your registration statement and throughout the document.  Please revise to correct your address.

The registration statement has been revised to correct the spelling error from “Valley Verde” to “Valle Verde.”

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
September 30, 2011

5.
You disclose that apart from the States of California, Florida and Nevada, you have not made any determinations as to where resale transactions may or may not occur on page 4.  On page 9 you make a similar statement but refer to Nevada and Ohio instead.  Please revise to reconcile.

The registration statement has been revised to reconcile that sales may occur in the States of California, Florida and Nevada.

6.	You disclose your transfer agent’s address as 2470 St. Rose Pkwy, Suite 304, Henderson, NV 89074 on page 5 and as 1859 Whitney Mesa Drive, Henderson, NV 89014 on page 19. Please revise to reconcile.

The registration statement has been revised to reflect that Empire Stock Transfer has moved their corporate offices to 1859 Whitney Mesa Drive, Henderson, Nevada 89014.

Description of Business, page 15

Business Development and Summary, page 15

7.
We note the revised disclosure that you recently exited the development stage.  The referenced MD&A and plan of operations disclosure does not appear to substantiate the noted assertion.  Please revise to provide the basis for the noted disclosure.

Please refer to Note 1 – Summary of Significant Accounting Policies, Development Stage Company, in the footnotes to the audited financial statements for the years ended December 31, 2010 and 2009.

Available Information, page 17

8.	Please note that the SEC’s zip code is 20549, not 20002. Please revise.

The registration statement has been revised, accordingly.

Description of Property, page 18

9.	Please revise to identify, either here or with your Item 404 of Regulation S-K disclosure, the officer who provides office space to you at no charge.

The registration statement has been revised to identify the officer who provides office space to the Registrant, as follows:

We use office space provided by Karen Mannix, an officer, at no charge to us.

Market Price of and Dividends an the Registrant's Common Equity…, page 18

Market Information, page 18

10.
We note your response to comment 8 of our letter dated January 19, 2011.  You continue to disclosure 2,900,00 shares outstanding on page 18, which appears incorrect.  Please add a zero to the noted figure to correctly indicate that you have 2.9 million shares outstanding.

The Registrant has revised the registration statement, accordingly.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
September 30, 2011

11.
We note your response to comment 9.  Regarding the first part of our prior comment, please note that disclosure points 2 and 3 are still inconsistent.  You disclose that all of your shares are eligible to be sold pursuant to Rule 144 then immediately state that a portion is not.  Please revise to reconcile.

The registration statement has been revised, as follows.

As of the date of this prospectus,

1.	There are no outstanding options of warrants to purchase, or other instruments convertible into, common equity of New Day Financial Management, Inc.;

2.	There are currently 2,000,000 shares of our common stock that could be sold pursuant to Rule 144 of the Securities Act, of which we have agreed to register 950,000 shares for sale by security holders;

3.
There are currently 900,000 shares of our common stock held by our officers and sole director, that are ineligible to be sold pursuant to Rule 144 under the Securities Act, none of which we have agreed to register for sale;

4.	Other than the stock registered under this Registration Statement, there is no stock that has been proposed to be publicly offered resulting in dilution to current shareholders.

12.
Regarding the second part of prior comment 9, please note that the request for a discussion of the business purpose of expending $6,010 to register the resale of shares that are eligible for resale pursuant to Rule 144 and only raised $9,500 is based on general materiality and should be provided in either your business of MD&A section.  Please revise to provide such discussion or explain why it is not material to investors.

The registration statement has been amended, as follows:

We have agreed to register for resale up to 950,000 shares of our common stock that was sold in the April 2007 private placement.  We are registering these shares in an effort to create a market for such shares and to encourage outside investment in our securities.

Liquidity and Capital Resources, page 41

13.
We note the revised disclosure in response to comment 13 that you will be required to raise additional capital if you do not continue to generate sufficient cash flows to support operations over the next 12 months.  On page 42, you make a similar statement but refer to the next six months.  Please revise to reconcile.

The registration statement has been revised on page 42, as follows:

In order to sustain our operations through organic growth, we must increase sales of our consulting services over the next six months.  However, we cannot guarantee that we will generate any sales.  If we do not generate sufficient revenues and cash flows to support our operations over the next twelve months, we will be required to raise additional capital by issuing capital stock or debt securities in exchange for cash in order to continue as a going concern.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  As of the date of this Registration Statement, we have no specific or contemplated plans to seek additional capital from any source.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
September 30, 2011

Plan of Operations, page 42

14.
We note the revised disclosure in response to comment 14 that estimated cost may be higher.  Please revise to clarify how management considered your experience with expenses of $17,504 in the last nine months in determining the estimates disclosed here.

The Registrant’s expenses, as reported in the Registrant’s Statements of Operations for the year ended December 31, 2010, include expenditures other than the estimated costs set forth in the Plan of Operations, which are amounts budgeted specifically for the achievement of certain milestones.

Directors, Executive Officers, Promoters and Control Persons, page 44

15.
We note you indicate on page 44 that the Board of Directors has no nominating, auditing or compensation committees.  Please revise to clarify whether your sole director is considered independent.  If she is deemed independent, discuss the standard used for such determination.

The disclosure in the registration statement has been revised, as follows:

We currently have no compensation committee or other board committee performing equivalent functions.  We currently have no plans to establish audit, compensation or nominating committees.

Our sole director, Beverly Fremont, is not independent, in accordance with the director independence standards.

Recent Sales of Unregistered Securities, page 50

16.
We note your response to comment 18 removing one reference to “34 Act reports” on page 50 but retaining other references to “34 Act reports” on page 51.  Please clarify your reference to “34 Act reports.”

The registration statement has been revised to remove reference to “34 Act reports” in this section.

Recent Sales of Unregistered Securities, page 50

17.
We note you indicate on page 51 that the recipients of the 1,050,000 shares you issued were afforded an opportunity for “effective access” to files and records of the Company.  Please explain what constitutes effective access.

The Registrant represents that is provided purchasers reasonable opportunity to examine all books and records of the Registrant, in addition to answering any questions a purchaser may have, prior to the purchaser making an investment decision.  The Registrant merely used the phrase “effective access” to mean reasonable opportunity and/or access.

Exhibits

18.	Please revise to clarify that your legality opinion has been previously filed.

The registration statement has been revised, accordingly.

Signatures, page 53

19.	For Karen Mannix’s signature on behalf of the registrant, please have her name typed or printed beneath her signature. Please refer to Instructions to Signatures on Form S-1 and revise accordingly.

The registration statement has been revised, accordingly.

United States Securities and Exchange Commission
Re: New Day Financial Management, Inc.
September 30, 2011

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Karen Mannix

Karen Mannix
President and CEO
New Day Financial Management, Inc.

Enclosures